Exhibit 99.2

MKM ENGINEERING

Oil and Gas Consulting Services

3905 Sagamore Hill Court

Plano, Texas 75025

September 22, 2019

Mr. Zel C. Khan

Petrolia Energy Corporation

710 N. Post Oak Road, Suite 512

Houston, TX 77024

Dear Mr. Khan:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the interests of Petrolia Energy Corporation as of December 31, 2018, in certain properties located in Saskatchewan, Alberta Canada. We completed our evaluation on September 22, 2019. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by Petrolia Energy Corporation in Canada.

This report has been prepared for Petrolia Energy Corporation use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite reserve estimates and economic forecasts are summarized below:

			Proved
			Developed	Proved
		Proved	Producing	Undeveloped
Net Reserves
Oil/Condensate	MBbl	263.3	186.3	77.0
Gas	MMcf	40.2	40.2	0.0
Revenue
Oil/Condensate	M$	12,323.4	8,749.8	3,573.6
Gas	M$	124.6	124.6	0.0
Crown Royalties	M$	858.8	542.7	316.1
Operating Expenses	M$	6,913.6	5,318.2	1,595.5
Investments	M$	822.4	0.0	822.4
Operating Income (BFIT)	M$	3,853.2	3,013.5	839.6
Discounted @ 10%	M$	2,881.8	2,597.4	284.3

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by MKM Engineering.

As requested, hydrocarbon pricing of $65.56 per barrel of oil/condensate (WTI Cushing) and $3.10 per MMBtu of gas (Henry Hub) was used. In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2018. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume-weighted average product prices over the life of the properties are $46.81 per barrel of oil and $3.10 per mcf of gas.

Operating costs were based on operating expense records of Petrolia Energy Corporation. Drilling and completion costs were based on estimates provided by Petrolia Energy Corporation and reviewed by MKM Engineering. There is no severance tax or ad valorem tax in Canada. Crown royalties were specified by the individual property based on published rates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

Petrolia Energy Corporation

September 22, 2019

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation my be legal or accounting, rather than engineering and geosciences. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Petrolia Energy Corporation. Ownership interests were supplied by Petrolia Energy Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

MKM Engineering is independent with respect to Petrolia Energy Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither MKM Engineering nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
F-009733

/s/ Michele K. Mudrone
Michele K. Mudrone, P.E.

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